Exhibit 2.6

FIFTH AMENDMENT TO

MERGER AGREEMENT

This FIFTH AMENDMENT TO MERGER AGREEMENT (this “Amendment”), executed and effective as of July 11, 2023 (the “Effective Date”), is made by and among SilverSun Technologies, Inc., a Delaware Corporation (“Parent”), Rhodium Enterprises Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub I”), Rhodium Enterprises Acquisition LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Merger Sub II” and together with Parent and Merger Sub I, the “Parent Entities”), and Rhodium Enterprises, Inc., a Delaware corporation (the “Company”, and collectively with the Parent Entities, the “Parties”), to that certain Agreement and Plan of Merger, dated as of September 29, 2022 (as amended, the “Merger Agreement”), by and among the Parties.

WITNESSETH:

WHEREAS, in accordance with Section 8.08 of the Merger Agreement, the Merger Agreement may be amended by an instrument in writing signed by the Parent Entities and Company; and

WHEREAS, each of the Parent Entities and the Company desire to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, each of the Parent Entities and the Company agree as follows:

1. Section 7.02 (a) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

(a)	if the if the Closing has not occurred on or before September 30, 2023 (the “Termination Date”), except that the right to terminate this Agreement under this Section 7.02(a) shall not be available to any Party who is then in material breach of this Agreement;

2. Section 7.06 of the Merger Agreement, including subsections 7.06 (a) through (f) thereof, is hereby deleted in its entirety.

3. Section 8.11 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Section 8.11 No Third-Party Beneficiaries. Except (a) as provided in Section 5.08 (Directors’ and Officers’ Indemnification and Insurance), (b) for the provisions of Section 2.01, Section 2.01(f) and Section 2.03 (which, only from and after the Effective Time, shall be for the benefit of holders of Parent Common Stock as of the Effective Time), (c) the rights of Covered Persons under Section 5.17, (d) the rights of the Parent Entities or any of their respective Affiliates, respective current or former stockholders, directors, managers, officers, employees, agents, advisors or other Representatives, and the Company or any of its Affiliates, respective current or former stockholders, directors, managers, officers, employees, agents, advisors or other Representatives, under Section 8.18, the Parent Entities and the Company agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement are not intended to, and do not, confer upon any Person other than the Parties any rights or remedies, including the right to rely upon the representations and warranties set forth in this Agreement.

4. Section 8.15 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Section 8.15 Remedies. No failure or delay on the part of any Party in the exercise of any right under this Agreement shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement within, nor shall any single or partial exercise of any such right preclude any other or further exercise of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available and the exercise by a Party of any one remedy shall not preclude the exercise by it of any other remedy to the extent permitted.

5. Section 8.16 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Section 8.16 Specific Performance. The Parties agree that irreparable injury would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, and further agree that, (a) damages to the Company caused by the non-occurrence of the Closing, including damages related to reputational harm, customer or employee losses, increased costs, harm to the Company’s business, and/or a reduction in the actual or perceived value of the Company or any of its direct or indirect Subsidiaries, would be difficult or impossible to calculate, (b) the provisions of this Agreement are not intended to and do not adequately compensate the Company for the harm that would result from a breach by Parent, and will not be construed to diminish or otherwise impair in any respect any the Company’s rights to an injunction, specific performance or other equitable relief, and (c) the right of specific performance is an integral part of this Agreement and without that right the Company would not have entered into this Agreement. Further, it is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable relief with respect to the Parent Entities’ obligations to consummate the Transactions. It is further agreed that the Company shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or other court of the United States as specified in Section 8.05, and the Parties waive any requirement for the posting of any bond or similar collateral in connection with any such equitable relief. Parent agrees that it will not oppose the granting of an injunction or specific performance on the basis that (i) the Company has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

6. Except as expressly amended or modified hereby, the terms and conditions of the Merger Agreement shall continue in full force and effect among the Parties. This Amendment shall form a part of the Merger Agreement for all purposes, and each Party shall be bound by this Amendment.

7. All capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Merger Agreement. Each reference to “this Agreement” and each other similar reference contained in the Agreement shall, after this Amendment becomes effective, refer to the Merger Agreement as amended by this Amendment.

8. This Amendment may be executed in any number of counterparts (including by means of facsimile and electronically transmitted portable document format (.pdf) signature pages), each of which shall be an original but all of which together shall constitute one and the same instrument.

9. The provisions of Article 8 of the Merger Agreement are incorporated by reference, mutatis mutandis, as if set forth in full in this Amendment.

10. Each party to this Amendment represents and warrants that it has obtained all corporate, board and other approvals necessary to execute and deliver this Amendment and for this Amendment to be effective.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the Effective Date.

PARENT

SilverSun Technologies, Inc.

By:	/s/ Mark Meller
Name:	Mark Meller
Title:	Chief Executive Officer

MERGER SUB I

Rhodium Enterprises Acquisition Corp.

By:	/s/ Mark Meller
Name:	Mark Meller
Title:	Chief Executive Officer

MERGER SUB II

Rhodium Enterprises Acquisition LLC

By:	/s/ Mark Meller
Name:	Mark Meller
Title:	Chief Executive Officer

COMPANY

Rhodium Enterprises, Inc.

By:	/s/ Chase Blackmon
Name:	Chase Blackmon
Title:	Chief Executive Officer

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